Exhibit 99.2

Shinhan Bank’s Extraordinary Shareholders’ Meeting Result

On June 27, 2013, Shinhan Bank, our wholly-owned bank subsidiary, held an extraordinary shareholders’ meeting and the agenda listed below was approved.

Agenda:

1)	Appointment of a Director: Mr. Dongsoo Kang